Aflac Incorporated 3rd Quarter 2014 10-Q
EXHIBIT 12
Aflac Incorporated and Subsidiaries
Ratio of Earnings to Fixed Charges

	Three Months Ended September 30,		Nine Months Ended September 30,
(In thousands)	2014	2013	2014	2013
Fixed charges:
Interest expense(1)	$77,807	$71,433	$237,911	$211,612
Interest on investment-type contracts	14,457	13,047	43,526	40,703
Rental expense deemed interest	158	183	486	524
Total fixed charges	$92,422	$84,663	$281,923	$252,839
Earnings before income tax(1)	$1,074,582	$1,067,927	$3,416,691	$3,787,254
Add back:
Total fixed charges	92,422	84,663	281,923	252,839
Total earnings before income tax and fixed charges	$1,167,004	$1,152,590	$3,698,614	$4,040,093
Ratio of earnings to fixed charges	12.6x	13.6x	13.1x	16.0x
(1)Excludes interest expense on income tax liabilities